Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

RTPY-Aurora Media Filing – Financial Times Article

Financial Times

Driverless vehicle start-up Aurora to go public in $11bn Spac merger

By Patrick McGee

15 July 2021

Deal comes via blank-cheque company owned by LinkedIn’s Reid Hoffman and tech entrepreneur Mark Pincus

Aurora, the driverless vehicle start-up backed by Amazon and Uber, has unveiled plans to go public in a merger with a blank-cheque company, becoming the first top-tier player in the industry to achieve a stock market listing and setting up a test of investor appetite for such cash-guzzling ventures.

Aurora said on Thursday it would merge with a special purpose acquisition vehicle set up by LinkedIn co-founder Reid Hoffman and tech entrepreneur Mark Pincus.

The deal values Aurora at $11bn and gives it close to $2bn in fresh funding, which it said would put it in position to “launch its first autonomous product at the end of 2023”.

The Bay Area company, which has 1,600 employees, was founded by a trio of driverless tech pioneers — including chief executive Chris Urmson, Sterling Anderson, who led Tesla’s Autopilot efforts, and Drew Bagnell, who joined from Uber’s self-driving group, which Aurora acquired last December.

Aurora was founded in 2016 amid a boom in robotaxi start-ups that emerged to rival Google’s self-driving car project, where Urmson was lead engineer until his departure in 2015.

The deal provides Aurora with access to the $850m raised by Hoffman and Pincus’s Spac, Reinvent Technology Partners Y, plus $1bn in new investment from a consortium that includes Baillie Gifford, Fidelity and the Canada Pension Plan Investment Board.

Aurora’s $11bn valuation, up from $10bn when it acquired the Uber business last year, compares with $30bn-plus valuations recently put on rival autonomous vehicle ventures Cruise and Waymo, the Alphabet unit that evolved from Google’s self-driving project.

Unlike GM-backed Cruise and Waymo, Aurora has not built a large fleet of prototype vehicles to test on the roads. Instead it focuses on testing in simulated worlds where it claims to “drive” the equivalent of 22m miles each day.

“We’ve invested heavily in simulation and virtual development tools,” Urmson told the Financial Times. The focus on virtual driving in particular is “a huge cost advantage,” he added.

Aurora has also downgraded an early emphasis on robotaxis in favour of driverless semi-trucks. Earlier this year it signed partnerships with Volvo Trucks and Paccar, the maker of Peterbilt and Kenworth heavy-duty trucks. Together, these groups have a combined market share in the US of more than 50 per cent.

It also has partnerships with Uber, Toyota and Japanese parts supplier Denso. Uber, Paccar and Volvo are contributing to the $1bn in new funding.

Aurora disclosed on Thursday that it expected a cash outflow of $553m this year and projected $3.7bn more in outflows over the following five years. The company will have $2.5bn in cash after the Spac deal closes.

Shares in Reinvent Technology Partners Y rose 2 per cent on news of the merger.

Hoffman and Pincus are now serial Spac deal-doers. Another of their blank-cheque companies purchased flying taxi start-up Joby Aviation earlier this year.

Pincus said the investors in the Aurora deal all agreed to a four-year lock up, longer than usual, with typical Spac investors agreeing to only six months or a year.

“Aurora is iterating very rapidly against a very tough problem, with a focus on actual commercialisation at scale, not driving live demos,” Pincus said. “Everything they are doing from driving down the hardware costs and working closely with the OEMs is focused on launching a real commercial, at scale solution.”

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.